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ITT Industries                                           ITT Industries, Inc.
    AUTOMOTIVE                                           4 West Red Oak Lane
    DEFENSE & ELECTRONICS                                White Plains, NY 10604
    FLUID TECHNOLOGY                                     Tel: (914) 641-2000
                                                         Fax: (914) 698-2950



                                        Contact:  Thomas R. Martin
For Immediate Release                             914-641-2157
----------------------                            Ralph Allen
                                                  914-641-2030


            ITT Industries and Goulds Pumps, Inc. Complete Merger

               --Company Is World's Largest Producer of Pumps--



    White Plains, NY, May 28, 1997--ITT Industries, Inc. (NYSE:IIN) announced today that as of May 27, 1997, Goulds Pumps, Inc., had been merged with a wholly-owned subsidiary of ITT Industries. As a result, each share of common stock of Goulds not previously purchased in ITT Industries' tender offer which expired at midnight on May 22, 1997 had been converted into the right to receive $37 in cash.

    ITT Industries first announced its intent to acquire Goulds on April 21. With the completion of the merger, the combined businesses form the world's largest pump manufacturer, with revenues from pumps, valves and other fluid handling products exceeding $2 billion annually.

    "We have an extraordinary fit in both our product lines and market coverage," said Richard J. Labrecque, president of ITT Fluid Technology Corporation. "Among other benefits, the synergies of our combined companies offer unprecedented pathways to cross-selling and new product innovations. Together, we will be even stronger than either of us would have been individually."

     ITT Industries' fluid technology business specializes in the manufacture of pumps, valves, heat exchangers and related equipment used to move, measure and control fluids. With 1996 sales of $1.3 billion in the fluid technology segment, the company provides products serving markets that include wastewater treatment, chemical processing, construction, bio-pharmaceutical, aerospace, and general industry. With sales offices in over 100 countries, ITT Fluid Technology is growing rapidly in emerging markets around the globe. The company's brand names include Flygt, Bell and Gossett, A-C Pump, Richter and Jabsco.

      ITT Industries (www.ittind.com) is a leading global diversified manufacturing company, with 1996 sales of $8.4 billion dollars from its three primary business segments, fluid technology, automotive, and defense and electronics. ITT Industries' automotive business is one of the world's largest independent suppliers of systems and components to automotive manufacturers.
In the defense and electronics area, ITT Industries is a leader in the design, manufacture and support of high technology electronic systems and components for defense and commercial markets. In addition to the New York Stock Exchange, ITT Industries' stock is traded under the symbol("IIN") on the Midwest, Pacific, London, Frankfurt and Paris exchanges.


NOTE TO EDITORS: THIS IS ITT INDUSTRIES (NYSE:IIN) NOT ITT
CORPORATION (NYSE:ITT). ANY SHORTHAND REFERENCE TO ITT WILL BE
INCORRECT.